

07003065

AB 3/1



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vector Securities International, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Lake Cook Road, Suite 350
(No. and Street)

Deerfield	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Dorn (847)-374-3805
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas C. Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vector Securities International, L.L.C. (the Company), as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
LISA EUBANKS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Dec. 10, 2008

Thomas C. Dorn
Signature

Managing Director and Chief Operating Officer
Title

Lisa Eubanks
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
Vector Securities International, L.L.C.

We have audited the accompanying statement of financial condition of Vector Securities International, L.L.C. (the "Company") as of December 31, 2006, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vector Securities International, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
January 23, 2007

175 W. Jackson Boulevard
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Vector Securities International, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$323,959
ACCOUNTS RECEIVABLE	
Due from affiliates	1,902
FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION OF $37,719	32,149
OTHER ASSETS	66,890
TOTAL ASSETS	$424,900

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 2,449
Due to affiliates	7,269
Deferred rent	7,496
TOTAL LIABILITIES	17,214
MEMBER'S CAPITAL	407,686
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$424,900

The accompanying notes are an integral part of this statement.


END